UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2020
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 13, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Management’s Discussion and Analysis
This Management’s Discussion and Analysis ("MD&A") is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the "Company"), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of March 12, 2020, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2019 and 2018 and for the three-year period ended December 31, 2019 ("Financial Statements"). It should also be read together with the text below on forward-looking statements in the Section entitled "Forward-Looking Statements."
For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A that: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.
Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS" or "GAAP") and is expressed in US dollars ("USD") unless otherwise stated to be in Canadian dollars ("CDN") or Indian rupees ("INR"). Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains certain non-GAAP financial measures and key performance indicators as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, return on equity, EBITDA, adjusted EBITDA, total leverage ratio, secured leverage ratio and free cash flows (please see the "Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) Per Share and Return on Equity" section below for a description and reconciliation of adjusted net earnings (loss), adjusted earnings (loss) per share, and return on equity “EBITDA, Adjusted EBITDA and Leverage Ratios” section below for a description and reconciliation of EBITDA and adjusted EBITDA, and a description of secured leverage ratio and total leverage ratio, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below in the section entitled "Non-GAAP Financial Measures and Key Performance Indicators" and should consider non-GAAP financial measures and key performance indicators only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Financial Highlights
(In millions of USD, except per share amounts, selected ratios, and trading volume information)
(Unaudited)

	2019	2018	2017
	$	$	$
Operations
Revenue	1,158.5	1,053.0	898.1
Gross margin (1)	21.3%	20.8%	22.4%
Net earnings attributable to Company shareholders (2)	41.2	46.8	64.2
Adjusted net earnings (3)	57.8	62.2	63.7
Adjusted EBITDA (3)	172.2	140.9	129.6
Cash flows from operating activities	135.0	90.8	92.1
Free cash flows (3)	86.8	15.0	6.8
Capital expenditures (4)	48.2	75.8	85.3
Effective tax rate (5)	28.3%	17.4%	16.9%

Per Common Share
IPG Net Earnings - diluted	0.70	0.79	1.08
Adjusted earnings - diluted (3)	0.98	1.05	1.07
Dividend paid per share (6)	0.58	0.56	0.56
Financial Position
Working capital (7)	169.4	186.5	135.3
Total assets	1,025.7	1,004.8	715.9
Net debt (8)	501.8	481.3	270.4
Total equity attributable to Company shareholders	260.7	249.8	248.1
Cash and loan availability (9)	406.0	393.9	186.6
Selected Ratios
Current Ratio (10)	2.0	2.1	1.9
Secured Net Leverage Ratio (3) (11)	1.4	1.5	2.1
Total Leverage Ratio (3) (12)	2.9	3.2	2.1
Return on equity (13)	22.6%	25.0%	26.3%
Stock Information
Weighted average shares outstanding - diluted (14)	58,989	59,084	59,588
Shares outstanding as of December 31 (14)	59,010	58,650	58,800
The Toronto Stock Exchange (CDN$)
Share price as of December 31	16.62	16.92	21.49
High: 52 weeks	19.97	22.84	25.41
Low: 52 weeks	15.68	14.60	17.49

(1)     Gross profit divided by revenue.
(2)     Net earnings attributable to Company shareholders ("IPG Net Earnings").

(3)
These are non-GAAP financial measures defined below and accompanied by a reconciliation to the most directly comparable GAAP financial measure. Refer to the section below entitled "Non-GAAP Financial Measures and Key Performance Indicators."

(4)    Purchases of property, plant and equipment.
(5)     Refer to the section below entitled "Income Taxes" and Note 5 – Income Taxes to the Company’s Financial Statements.
(6)     Dividends paid divided by weighted average basic shares outstanding.
(7)     Current assets less current liabilities.
(8)     Borrowings and lease liabilities, current and non-current, less cash.
(9)     Refer to the section below entitled "Liquidity and Borrowings".
(10)     Current assets divided by current liabilities.

(11)
Secured borrowings and lease liabilities less cash, divided by adjusted EBITDA. Secured borrowings and lease liabilities are borrowings and lease liabilities, current and non-current, less Senior Unsecured Notes (defined in the section below entitled "Liquidity and Borrowings") and other unsecured debt. Adjusted EBITDA for the twelve months ending December 31, 2018 used in this calculation includes (i) pre-acquisition results for Polyair, Maiweave and Airtrax (defined later in this document) conformed to the Company's current definition of adjusted EBITDA, which is not normalized for expected run-rates and (ii) the pro forma effects of operating lease payments that were capitalized in accordance with new lease accounting guidance implemented on January 1, 2019.

(12)
Net debt, divided by adjusted EBITDA. Adjusted EBITDA for the twelve months ending December 31, 2018 used in this calculation includes (i) pre-acquisition results for Polyair, Maiweave and Airtrax conformed to the Company's current definition of adjusted EBITDA, which is not normalized for expected run-rates and (ii) the pro forma effects of operating lease payments that were capitalized in accordance with new lease accounting guidance implemented on January 1, 2019.

(13)    Adjusted net earnings divided by average total equity attributable to Company shareholders.
(14)    In thousands.

2019 Share Prices

	High	Low	Close	ADV (1)
The Toronto Stock Exchange (CDN$)
Q1	19.97	16.64	18.15	177,744
Q2	19.32	17.50	18.41	141,133
Q3	19.34	16.97	17.25	115,885
Q4	17.88	15.68	16.62	155,416

(1)	Represents average daily volume sourced from the Toronto Stock Exchange.

Consolidated Quarterly Statements of Earnings
(In thousands of USD, except share and per share amounts)
(Unaudited)

	1st Quarter			2nd Quarter
	2019	2018	2017	2019	2018	2017
	$	$	$	$	$	$
Revenue	277,823	237,229	207,120	295,609	249,072	210,158
Cost of sales	220,027	186,777	157,980	230,915	194,625	162,783
Gross profit	57,796	50,452	49,140	64,694	54,447	47,375
Gross margin	20.8%	21.3%	23.7%	21.9%	21.9%	22.5%
Selling, general and administrative expenses	32,683	29,123	25,974	36,433	27,653	28,717
Research expenses	3,168	3,221	2,978	3,023	3,233	2,643
	35,851	32,344	28,952	39,456	30,886	31,360
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	21,945	18,108	20,188	25,238	23,561	16,015
Manufacturing facility closures, restructuring and other related charges (recoveries)	304	107	267	3,875	(407)	410
Operating profit	21,641	18,001	19,921	21,363	23,968	15,605
Finance costs (income)
Interest	7,693	2,462	1,148	8,565	3,945	1,283
Other (income) expense, net	(655)	1,125	428	798	1,328	274
	7,038	3,587	1,576	9,363	5,273	1,557
Earnings before income tax expense (benefit)	14,603	14,414	18,345	12,000	18,695	14,048
Income tax expense (benefit)
Current	1,175	988	2,693	5,977	765	2,753
Deferred	2,896	2,132	2,219	(439)	2,901	1,222
	4,071	3,120	4,912	5,538	3,666	3,975
Net earnings	10,532	11,294	13,433	6,462	15,029	10,073
Net earnings (loss) attributable to:
Company shareholders	10,491	11,359	13,462	6,566	15,097	10,199
Non-controlling interests	41	(65)	(29)	(104)	(68)	(126)
	10,532	11,294	13,433	6,462	15,029	10,073
IPG Net Earnings per share
Basic	0.18	0.19	0.23	0.11	0.26	0.17
Diluted	0.18	0.19	0.22	0.11	0.26	0.17
Weighted average number of common shares outstanding
Basic	58,652,366	58,801,327	59,134,017	58,760,473	58,811,586	59,153,920
Diluted	58,924,107	59,146,693	60,202,147	58,955,643	59,103,899	59,557,443

Consolidated Quarterly Statements of Earnings
(In thousands of USD, except share and per share amounts)
(Unaudited)

	3rd Quarter			4th Quarter
	2019	2018	2017	2019	2018	2017
	$	$	$	$	$	$
Revenue	293,598	279,062	243,444	291,489	287,656	237,404
Cost of sales	229,535	221,719	192,575	231,167	231,015	183,381
Gross profit	64,063	57,343	50,869	60,322	56,641	54,023
Gross margin	21.8%	20.5%	20.9%	20.7%	19.7%	22.8%
Selling, general and administrative expenses	35,025	34,230	18,776	32,533	31,460	34,125
Research expenses	3,326	2,926	3,091	3,010	2,644	2,889
	38,351	37,156	21,867	35,543	34,104	37,014
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	25,712	20,187	29,002	24,779	22,537	17,009
Manufacturing facility closures, restructuring and other related charges (recoveries)	1,614	5,777	216	(657)	1,583	466
Operating profit	24,098	14,410	28,786	25,436	20,954	16,543
Finance costs (income)
Interest	7,764	3,952	2,290	7,668	6,713	2,525
Other (income) expense, net	(459)	(1,497)	593	3,630	2,854	(4,693)
	7,305	2,455	2,883	11,298	9,567	(2,168)
Earnings before income tax expense (benefit)	16,793	11,955	25,903	14,138	11,387	18,711
Income tax expense (benefit)
Current	6,584	(496)	2,253	3,459	(323)	(1,064)
Deferred	(2,332)	2,742	4,378	(1,010)	1,093	(1,405)
	4,252	2,246	6,631	2,449	770	(2,469)
Net earnings	12,541	9,709	19,272	11,689	10,617	21,180
Net earnings (loss) attributable to:
Company shareholders	12,528	9,663	19,244	11,631	10,634	21,319
Non-controlling interests	13	46	28	58	(17)	(139)
	12,541	9,709	19,272	11,689	10,617	21,180
IPG Net Earnings per share
Basic	0.21	0.16	0.33	0.20	0.18	0.36
Diluted	0.21	0.16	0.32	0.20	0.18	0.36
Weighted average number of common shares outstanding
Basic	58,877,185	58,817,410	59,171,255	58,900,337	58,831,432	58,831,518
Diluted	59,058,758	59,081,293	59,527,823	59,027,917	59,055,824	59,154,509

Overview
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies.
The Company’s products primarily consist of carton sealing tapes, including pressure-sensitive and water-activated tapes; packaging equipment; industrial and performance specialty tapes including masking, duct, electrical, foil, process indicator, sheathing, sports and reinforced filament tapes; protective packaging solutions including inflatable systems, mailer products, bubble cushioning, paper void fill, thermal solutions and protective foam roll stock; stencil products; shrink film; stretch wrap; lumber wrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics.
The Company has assembled a broad range of products by leveraging its manufacturing technologies, research and development capabilities, global sourcing expertise and strategic acquisitions. Over the years, the Company has made a number of strategic acquisitions intended to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets including food processing, general manufacturing, fulfillment, transportation, building and construction, consumer, oil and gas, agriculture, aerospace, appliance, sports and entertainment, marine, composites military and medical applications.
The Company's unique bundle of products positions it to serve the market with a broad and comprehensive range of packaging, protective and industrial product solutions. The Company believes that its broad and unique product bundle is a key competitive advantage. The portfolio of products is valuable to the Company’s customers as it contributes to the flexibility of its distributor partners by allowing them to offer a solutions-oriented approach to address specific end user needs, creates operating efficiencies and lowers operating costs. Management believes this flexibility is unique to the Company and differentiates the Company from its competitors.
The Company reported a 10.0% increase in revenue for the year ended December 31, 2019 as compared to the year ended December 31, 2018 and a 1.3% increase in revenue for the fourth quarter of 2019 as compared to the fourth quarter of 2018. The increase in revenue for the year ended December 31, 2019 compared to the year ended December 31, 2018 was primarily due to additional revenue from the Polyair (1), Maiweave (2), and Airtrax (3) acquisitions. The increase in revenue for the fourth quarter of 2019 compared to the fourth quarter of 2018 was primarily due to additional revenue from the Maiweave Acquisition.
Gross margin increased to 21.3% in the year ended December 31, 2019 as compared to 20.8% in 2018. Gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, partially offset by the dilutive impact of the Polyair and Maiweave acquisitions and an unfavourable product mix.
Gross margin increased to 20.7% in the fourth quarter of 2019 compared to 19.7% in the fourth quarter of 2018 primarily due to an increase in spread between selling prices and combined raw material and freight costs and a favourable product mix impact, partially offset by additional planned down-time in certain plants versus prior year to manage inventory levels.
IPG Net Earnings for the year ended December 31, 2019 decreased to $41.2 million (0.70 basic and diluted IPG Net Earnings per share) from $46.8 million (0.79 basic and diluted IPG Net Earnings per share) for the year ended December 31, 2018. The decrease was primarily due to (i) an increase in interest expense mainly resulting from higher average debt outstanding and higher average cost of debt, (ii) additional selling, general, and administrative expenses ("SG&A") from the Polyair and Maiweave acquisitions and (iii) an increase in income tax expense mainly due to the elimination of certain tax benefits related to intercompany debt. These unfavourable impacts were partially offset by an increase in gross profit, as well as a reduction in manufacturing facility closures, restructuring, and other related charges mainly related to higher one-time, non-cash impairments from the closure of the Johnson City, Tennessee manufacturing facility in 2018.
IPG Net Earnings for the fourth quarter of 2019 totalled $11.6 million (0.20 basic and diluted IPG Net Earnings per share) compared to $10.6 million (0.18 basic and diluted IPG Net Earnings per share) for the fourth quarter of 2018. The increase was primarily due to (i) an increase in gross profit and (ii) a reduction in manufacturing facility closures, restructuring and other related charges mainly due to a reversal of impaired inventory in the fourth quarter of 2019 as compared to impairment of property, plant and equipment in the fourth quarter of 2018. These favourable impacts were partially offset by (i) an increase in finance costs mainly due to the re-valuation of the non-controlling interest put options associated with Capstone (3) resulting from a positive outlook following the successful completion of the woven products greenfield manufacturing facility, (ii) an increase in income tax expense and (iii) an increase in SG&A mainly due to an increase in discretionary defined contribution plan contributions.
Adjusted net earnings(4) decreased to $57.8 million ($0.98 basic and diluted adjusted earnings per share (4)) for the year ended December 31, 2019 from $62.2 million ($1.06 basic adjusted earnings per share and $1.05 diluted adjusted earnings per share) for the year ended December 31, 2018. The decrease was primarily due to an increase in (i) interest expense, (ii) income tax expense and (iii) SG&A, partially offset by organic growth in gross profit as well as adjusted net earnings contributed by the Polyair and Maiweave acquisitions.
Adjusted net earnings decreased to $13.6 million ($0.23 basic and diluted adjusted earnings per share) for the fourth quarter of 2019 from $14.2 million ($0.24 basic and diluted adjusted earnings per share) for the fourth quarter of 2018. The decrease was primarily due to an increase in (i) SG&A, (ii) finance costs mainly due to the re-valuation of the non-controlling interest put options associated with Capstone resulting from a positive outlook following the successful completion of the woven products greenfield manufacturing facility and (iii) income tax expense, partially offset by organic growth in gross profit.
Adjusted EBITDA(4) increased to $172.2 million for the year ended December 31, 2019 from $140.9 million for the year ended December 31, 2018. The increase was primarily due to (i) organic growth in gross profit, (ii) adjusted EBITDA contributed by the Polyair and Maiweave acquisitions and (iii) the favorable impact of operating lease payments totalling $7.1 million that were capitalized in accordance with new lease accounting guidance. These favourable impacts were partially offset by an increase in SG&A.
Adjusted EBITDA increased to $43.8 million for the fourth quarter of 2019 from $38.5 million for the fourth quarter of 2018. The increase was primarily due to (i) organic growth in gross profit, (ii) the favorable impact of operating lease payments totalling $1.8 million that were capitalized in accordance with new lease accounting guidance and (iii) adjusted EBITDA contributed by the Maiweave Acquisition. These favourable impacts were partially offset by an increase in SG&A.

(1)	"Polyair Acquisition" refers to the acquisition by the Company of 100% of the outstanding equity in Polyair Inter Pack, Inc. ("Polyair") on August 3, 2018.

(2)	"Maiweave Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Maiweave LLC ("Maiweave") on December 17, 2018.

(3)
"Airtrax" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Airtrax Polymers Private Limited (doing business as "Airtrax") on May 11, 2018 as part of a larger transaction involving Capstone Polyweave Private Limited (doing business as “Capstone”) and its minority shareholders.

(4)
Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures and Key Performance Indicators” below.

Other Highlights
Dividend Declaration
On March 12, 2020, the Board of Directors declared a dividend of $0.1475 per common share payable on March 31, 2020 to shareholders of record at the close of business on March 23, 2020.
On August 7, 2019, the Board of Directors amended the Company's quarterly policy to increase the annualized dividend by 5.4% from $0.56 to $0.59 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook.
Cantech Acquisition Synergies
As part of a plan to realize operational synergies gained from the acquisition of Canadian Technical Tape Ltd. ("Cantech "), which was completed in July 2017 ("Cantech Acquisition"), the Company closed its Johnson City, Tennessee manufacturing facility at the end of 2018 and its Montreal, Quebec manufacturing facility at the end of 2019. The production at both facilities, which was primarily carton sealing tape, was transferred to other existing manufacturing facilities. The Company estimated these closures would generate a combined annual cost savings of between $2.5 and $3.5 million by reducing its manufacturing overhead footprint while simultaneously improving machine utilization in its existing plants. As a result, total annual synergies gained from the Cantech Acquisition were expected to be between $3.5 and $6.0 million by the end of 2019. As of December 31, 2019, the Company achieved annual synergies near the low end of this range. While the Company achieved the expected synergies from the facility closures, these were partially offset by unexpected inefficiencies in the remaining operation.

As a result of the closures, the Company expected 2019 closure costs to include an estimated one-time charge of approximately $1.5 million primarily for non-cash impairments of property, plant and equipment and inventory, and approximately $3.9 million in cash charges. Charges incurred during the year ended December 31, 2019 totalled $5.1 million and were composed of $0.8 million in non-cash impairments of property, plant and equipment and inventory, as well as, $4.3 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs associated with the Cantech closures. Additional charges of $0.2 million are expected in 2020 as post-closure activities are completed in Montreal, Quebec.
Integration of Other Acquisitions
Regarding the Polyair integration, the Company progressed well on cost savings initiatives, but continued to experience some headwinds on revenue synergies. The headwinds on revenue synergies were initially related to some packaging changes occurring in the e-commerce channel, but now are believed to be more related to general softness in the macro-economic environment. The achievement of the targeted total synergies for this acquisition will be dependent on the successful ramp up in sales of certain new protective packaging products which are expected to gain traction through fiscal 2020.
The integration of Maiweave is proceeding as planned. Contributions are exceeding expectations by nearly double, primarily due to focused execution and leveraging the legacy woven products and the Capstone asset base.
Indian Greenfield Manufacturing Facilities

The Company successfully completed the Capstone woven products greenfield manufacturing facility in Karoli, India which after a brief ramp up period is now operating at full capacity. As expected, given the extended supply chain in transiting product to our North American manufacturing facilities for use in production and order fulfillment, the Company began to realize the associated contribution to results in the third quarter of 2019. The benefits realized in the second half of 2019 were consistent with the Company's expectations and management remains confident it will achieve its hurdle rate of an after-tax internal rate of return of 15%. Total project expenditures since inception totalled approximately $28.7 million at December 31, 2019.

The Company completed the commissioning of production processes associated with the greenfield carton sealing tape manufacturing facility in Dahej, India. Total project expenditures since inception totalled approximately $21.4 million as of December 31, 2019. Subsequent production ramp up to optimal operating efficiency and order book generation is expected to be slower than initially anticipated and as a result, sales from this manufacturing facility did not make a significant contribution to results in 2019 and is not expected to in 2020. Most of the production volume of hot melt carton sealing tape expected to be produced in Dahej for the North American market is currently being produced more profitably in the Danville, Virginia manufacturing facility. The Company does not expect to achieve an after-tax internal rate of return greater than 15% on this investment based on the original plan for the facility but continues to assess plans to optimize this asset.

Nortech Packaging Acquisition
On February 11, 2020, the Company acquired substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") for an aggregate purchase price of approximately $36.5 million, subject to certain post-closing adjustments and potential earn-out consideration of up to $12 million contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date. In the twelve months prior to the acquisition date, Nortech's sales were approximately $20 million with adjusted EBITDA (as determined consistent with the Company's definition) of $5.5 million. The upfront purchase price represents an adjusted EBITDA multiple of 6.6x. The purchase price, when including the tax basis step-up value, represents an adjusted EBITDA multiple of 5.7x without any consideration given to potential revenue synergies. The potential earn-out consideration does not impact the adjusted EBITDA multiples. The Company expects the acquisition will be accretive to net earnings in 2020 excluding deal costs, integration costs and noncash purchase accounting adjustments. In total, deal and integration costs are expected to be approximately $2.4 million, excluding non-cash purchase price accounting adjustments, with the majority of these costs expected to be recognized by the end of 2020. The Company funded the acquisition with funds available under the Company's 2018 Credit Facility (defined later in this document).
Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands. The custom-infeed and robotic solutions for packaging applications that the Company acquired from Nortech are designed for cartoning, case-packing, case-erecting, pouch-packaging and palletizing. Based in the greater Chicago, Illinois area, Nortech services customers worldwide across major industries including food, pharmaceutical, e-commerce, confections, personal care and cosmetics, and beverage. The acquisition expands the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging. Automation system design and service are key capabilities in growing markets like e-commerce. With an installed fleet of more than 400 machines, the acquisition provides the Company with opportunities to supply its consumable products such as tapes, films and protective packaging to the existing fleet, as well as deploy system-selling for new customers combining machines with such ongoing consumables. The acquisition adds engineering automation and integrated robotic design talent to the Company’s existing engineering and design teams. The Company expects these new capabilities will allow it to service customers experiencing growth pressures that require a customized automation solution.
Outlook

The Company's expectations for fiscal year 2020, including the impact of the Nortech Acquisition and excluding any additional merger and acquisitions activity that takes place in 2020, are as follows:

•
Revenue in 2020 is expected to be between $1,135 and $1,200 million. This range reflects expectations for the remainder of 2020, rather than the first quarter of 2020 as the COVID-19 virus effects have not materially impacted results to date. The outlook range reflects management's best estimate as of March 12, 2020 of potential uncertainties over the remainder of 2020 given COVID-19. The range excludes any significant unforeseen fluctuations in raw material prices which can have a direct impact on selling prices.

•
Adjusted EBITDA for 2020 is expected to be between $160 and $185 million. As in previous years, the Company expects adjusted EBITDA to be proportionately higher in the second, third and fourth quarters of the year relative to the first quarter due to the effects of normal seasonality. The Company expects adjusted EBITDA in the first quarter of 2020 to be lower than the first quarter of 2019 mainly due to the timing of facility down-time and inventory planning initiatives.

•
Total capital expenditures for 2020 are expected to be between $30 and $40 million. Management has proactively reduced its planned capital expenditures as a precautionary measure given market uncertainty caused by COVID-19.

•
Free cash flows for 2020 are expected to be between $90 and $110 million. As in previous years, the Company expects free cash flows to be negative in the first quarter and progressively increase throughout the year with the majority being generated in the fourth quarter due to the normal seasonality of working capital requirements.

•
The Company expects a 25% to 30% effective tax rate for 2020, excluding the potential impact of changes in the mix of earnings between jurisdictions, and cash taxes paid in 2020 to approximate income tax expense which reflects the decreased availability of tax attributes in the form of tax credits and loss carryforwards.

The company is providing wider revenue and adjusted EBITDA ranges to reflect the uncertainty of the currently unknown and potential effects of COVID-19, which represent management's best estimate as of March 12, 2020. The Company could experience higher than expected growth in 2020 from products being supplied into e-commerce customer channels (such as water-activated tape and protective packaging). The Company may also experience headwinds via reduced demand in industrial tape and woven products as well as supply chain disruptions stemming from the effects of COVID-19. Management will update the outlook range as needed on a quarterly basis through the course of 2020 as additional information becomes available.

The above description of the Company's 2020 financial outlook in this MD&A is based on management's current views, strategies, assumptions and expectations concerning growth opportunities, the potential impact of COVID-19, as well as management's assessment of the opportunities for the Company and its industry. The purpose of disclosing this outlook is to provide investors with more information concerning the fiscal impact of the Company's business initiatives and growth strategies. The above description of the Company's 2020 outlook is forward-looking information for the purposes of applicable securities laws in Canada and readers are therefore cautioned that actual results may vary from those described above. Refer to the section below entitled "Forward-Looking Statements" as well as "Item 3. Key Information - Risk Factors," located in the Company’s annual report on Form 20-F for the year ended December 31, 2018 for a reference to the risks and uncertainties impacting the Company that could cause actual results to vary.
Results of Operations
Revenue
Revenue for the year ended December 31, 2019 totalled $1,158.5 million, a $105.5 million or 10.0% increase from $1,053.0 million for the year ended December 31, 2018, primarily due to:

•	Additional revenue of $107.5 million from the Polyair, Maiweave, and Airtrax acquisitions;

•	The impact of higher selling prices of approximately $1.9 million primarily in certain tape products partially offset by a decline in price for certain film products; and

•
An increase in volume/mix of approximately $0.5 million driven by growth in water-activated tape and films which are each product categories directly related to the Company's recent strategic investments. This increase was offset significantly by declines in a retail tape product line, certain industrial tapes, and equipment products.

Partially offset by:

•	An unfavourable foreign exchange impact of $4.4 million.

Revenue for the year ended December 31, 2018 totalled $1,053.0 million, a $154.9 million or 17.2% increase from $898.1 million for the year ended December 31, 2017, primarily due to:

•	Additional revenue of $91.4 million from the Cantech, Polyair, and Airtrax acquisitions;

•	An increase in average selling price, including the impact of product mix, of approximately 5.3% or $47.6 million primarily due to:

•	price increases mainly to mitigate input cost increases in certain tape, film, and woven products; and

•	a favourable product mix variance in the Company’s tape and film product categories; and

•	An increase in sales volume of approximately 1.8% or $15.9 million primarily due to an increase in demand for certain woven, film, and tape products.
Revenue for the fourth quarter of 2019 totalled $291.5 million, a $3.8 million or 1.3% increase from $287.7 million for the fourth quarter of 2018, primarily due to:
•Additional revenue of $7.5 million due to the Maiweave Acquisition;
Partially offset by:

•
A decrease in volume/mix of approximately 0.8% or $2.3 million driven by certain carton sealing and industrial tapes. This decrease was partially offset by an increase in water activated tape and film products;

•	The impact of lower selling prices of approximately $1.2 million primarily in film products partially offset by increased price in certain tape products; and

•	An unfavourable foreign exchange impact of $0.2 million.
Gross Profit and Gross Margin
Gross profit totalled $246.9 million for the year ended December 31, 2019, a $28.0 million or 12.8% increase from $218.9 million for the year ended December 31, 2018. Gross margin was 21.3% in 2019 and 20.8% in 2018.

•
Gross profit increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, and additional gross profit from the Polyair, Maiweave, and Airtrax acquisitions. These favourable impacts were partially offset by an unfavourable product volume/mix.

•
Gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, partially offset by the dilutive impact of the Polyair and Maiweave acquisitions and an unfavourable product mix.

Gross profit totalled $218.9 million for the year ended December 31, 2018, a $17.5 million or 8.7% increase from $201.4 million for the year ended December 31, 2017. Gross margin was 20.8% in 2018 and 22.4% in 2017.

•
Gross profit increased primarily due to additional gross profit from the Cantech, Polyair, and Airtrax acquisitions, an increase in sales volume, a decrease in plant-related operating costs, and an increase in spread between selling prices and combined raw material and freight costs. These favourable items were partially offset by an increase in medical costs and the non-recurrence of insurance claim settlement proceeds of $2.1 million recorded in 2017.

•
Gross margin decreased primarily due to the dilutive gross margins of the Cantech and Polyair acquisitions, an unfavourable product mix, and an increase in medical costs. These unfavourable items were partially offset by a decrease in certain plant-related operating costs.

Gross profit totalled $60.3 million for the fourth quarter of 2019, a $3.7 million or 6.5% increase from $56.6 million for the fourth quarter of 2018. Gross margin was 20.7% in the fourth quarter of 2019 and 19.7% in the fourth quarter of 2018.

•
Gross profit and gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs and a favourable product volume/mix impact. These favourable items were partially offset by the impact of additional planned down-time in certain plants versus prior year to manage inventory levels.

Selling, General and Administrative Expenses
SG&A totalled $136.7 million for the year ended December 31, 2019, a $14.2 million or 11.6% increase from $122.5 million for the year ended December 31, 2018. The increase was primarily due to additional SG&A from the Polyair and Maiweave acquisitions.

SG&A totalled $122.5 million for the year ended December 31, 2018, a $14.9 million or 13.8% increase from $107.6 million for the year ended December 31, 2017. The increase was primarily due to (i) additional SG&A from the Polyair, Cantech and Airtrax acquisitions, (ii) an increase in employee-related costs to support growth initiatives in the business and (iii) an increase in variable compensation, partially offset by a decrease in share-based compensation mainly driven by a decrease in the fair value of cash-settled awards.
As a percentage of revenue, SG&A expenses represented 11.8%, 11.6% and 12.0% for 2019, 2018 and 2017, respectively.
SG&A for the fourth quarter of 2019 totalled $32.5 million, a $1.1 million or 3.4% increase from $31.5 million for the fourth quarter of 2018. The increase was primarily due to an increase in discretionary defined contribution plan contributions.
Manufacturing Facility Closures, Restructuring and Other
Manufacturing facility closures, restructuring and other related charges totalled $5.1 million for the year ended December 31, 2019, a $1.9 million decrease from $7.1 million for the year ended December 31, 2018. The decrease was primarily due to higher closure costs incurred related to the Johnson City, Tennessee manufacturing facility closure in 2018 as compared to closure costs incurred related to both Cantech facility closures in 2019 (the Montreal, Quebec manufacturing facility closure at the end of 2019 and the Johnson City, Tennessee manufacturing facility closure at the end of 2018). Charges incurred during the year ended December 31, 2019 were composed of $4.3 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.8 million in non-cash impairments of property, plant and equipment and inventory. Charges incurred during the year ended December 31, 2018 were composed of $6.1 million of non-cash impairments of property, plant and equipment and inventory as well as $0.9 million in cash charges mainly related to termination benefits and other labor related costs. Additional charges of $0.2 million are expected in 2020 as post-closure activities are completed in Montreal, Quebec.
Manufacturing facility closures, restructuring and other related charges totalled $7.1 million for the year ended December 31, 2018, a $5.7 million increase from $1.4 million for the year ended December 31, 2017. The increase was primarily due to charges discussed above related to the closure of the Johnson City, Tennessee manufacturing facility in 2018 as compared to charges incurred in 2017 for other smaller-scale restructuring initiatives associated with acquisition integration efforts, as well as charges related to product trials and other post-closure activities of the Columbia, South Carolina manufacturing facility.
Manufacturing facility closures, restructuring and other related recoveries totalled $0.7 million for the fourth quarter of 2019, a $2.2 million decrease from charges of $1.6 million fourth quarter of 2018. The decrease was primarily due to non-cash impairment of property, plant and equipment in the fourth quarter of 2018 as compared to a reversal of impaired inventory in the fourth quarter of 2019, both related to the Johnson City, Tennessee manufacturing facility closure.
Finance Costs (Income)
Finance costs for the year ended December 31, 2019 totalled $35.0 million, a $14.1 million increase from $20.9 million for the year ended December 31, 2018, primarily due to an increase in interest expense resulting from (i) higher average cost of debt and higher average debt outstanding and (ii) incremental interest due to capitalizing operating leases in accordance with new lease accounting guidance implemented on January 1, 2019, as well as the re-valuation of non-controlling interest put options associated with the acquisition of Airtrax (refer to Note 24 in the Company's Financial Statements for more information regarding the options). These unfavourable items were partially offset by (i) foreign exchange gains in 2019, compared to foreign exchange losses in 2018, (ii) the non-recurrence of debt issue costs written off in the second quarter of 2018 as a result of refinancing and replacing one of the Company's debt facilities and (iii) the benefit resulting from the favorable settlement of the previously-recorded liability to the former shareholders of Polyair related to state and federal income tax benefits (refer to Note 19 in the Company’s Financial Statements for more information regarding the liability to the former shareholders of Polyair).
Finance costs for the year ended December 31, 2018 totalled $20.9 million, a $17.0 million increase from $3.8 million for the year ended December 31, 2017, primarily due to (i) an increase in interest expense resulting from higher average debt outstanding and higher average cost of debt, (ii) foreign exchange losses in 2018, compared to foreign exchange gains in 2017 (iii) the non-recurrence of the gain resulting from the Powerband non-controlling interest put options valuation remeasurement in 2017 (refer to Note 24 in the Company’s Financial Statements for more information regarding the options), and (iv) debt issue costs written off in the second quarter of 2018 as a result of refinancing and replacing one of the Company's debt facilities.
Finance costs for the fourth quarter of 2019 totalled $11.3 million, a $1.7 million increase from finance costs of $9.6 million for the fourth quarter of 2018, primarily due to (i) the re-valuation of the non-controlling interest put options associated with Capstone resulting from a positive outlook following the successful completion of the woven products greenfield manufacturing facility (refer to Note 24 in the Company's Financial Statements for more information regarding the options), (ii) incremental interest due to capitalizing operating leases in accordance with new lease accounting guidance implemented on January 1, 2019 and (iii) a decrease in interest capitalized to property, plant and equipment in the fourth quarter of 2019 compared to the same time period in 2018. These unfavourable items were partially offset by a decrease in interest expense resulting from lower average cost of debt and lower average debt outstanding, and foreign exchange gains realized in the fourth quarter of 2019 compared to foreign exchange losses in the same time period in 2018.
Income Taxes
The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements from time to time. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.
On December 22, 2017, the Tax Cuts and Jobs Act ("TCJA") was enacted into law in the US. The TCJA significantly changed the previously existing US tax laws and included numerous provisions that had an immediate and ongoing effect on the Company’s business. These changes include, but are not limited to, a reduction in the statutory federal corporate tax rate from 35% to 21%, an enhancement and extension through 2026 of bonus depreciation, limitations and eliminations of certain deductions, a one-time transition tax on deemed repatriation of deferred foreign income, and new tax regimes impacting how foreign-derived earnings and cross-border intercompany transactions, including intercompany debt, are subject to US tax. The Company recognized a net tax benefit of approximately $9.6 million in the fourth quarter of 2017 primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.
On September 12, 2018, the Company made an $11.3 million discretionary contribution to its US defined benefit pension plans. During the year ended December 31, 2018, the Company recognized a net federal tax benefit of approximately $1.3 million primarily due to the discretionary contribution deducted on the 2017 tax return at the higher 2017 US corporate tax rate, partially offset by the reversal of the related deferred tax asset recorded using the lower US corporate tax rate provided under the TCJA.

In the second quarter of 2019, the Company recorded a $2.3 million proposed state income tax assessment and the related interest expense which resulted from the denial of the utilization of certain net operating losses generated in tax years 2000-2006 ("Proposed Tax Assessment").
The table below reflects the calculation of the Company’s effective tax rate (in millions of USD):

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018	2017
	$	$	$	$	$
Income tax expense	2.4	0.8	16.3	9.8	13.0
Earnings before income tax expense	14.1	11.4	57.5	56.5	77.0
Effective tax rate	17.3%	6.8%	28.3%	17.4%	16.9%
The increase in the effective tax rate for the year ended December 31, 2019 compared to the same period in 2018 is primarily due to the elimination of certain tax benefits as a result of the TCJA related to intercompany debt and the Proposed Tax Assessment. Excluding the Proposed Tax Assessment, the effective tax rate for the year end December 31, 2019 would have been 26.3%.
The increase in the effective tax rate for the year ended December 31, 2018 compared to the same period in 2017 is primarily due to the non-recurrence of the TCJA net tax benefit in the fourth quarter of 2017, largely offset by the lower US corporate tax rate and the net tax benefit from the discretionary pension contribution.
The increase in the effective tax rate for the three months ended December 31, 2019 compared to the same period in 2018 is primarily due to an unfavourable change in the mix of earnings between jurisdictions.

IPG Net Earnings
IPG Net Earnings totalled $41.2 million for the year ended December 31, 2019, a $5.5 million decrease from $46.8 million for the year ended December 31, 2018. The decrease was primarily due to (i) an increase in interest expense mainly resulting from higher average debt outstanding and higher average cost of debt, (ii) additional SG&A from the Polyair and Maiweave acquisitions and (iii) an increase in income tax expense mainly due to the elimination of certain tax benefits related to intercompany debt. These unfavourable impacts were partially offset by an increase in gross profit, as well as a reduction in manufacturing facility closures, restructuring, and other related charges mainly related to higher one-time, non-cash impairments from the closure of the Johnson City, Tennessee manufacturing facility in 2018.
IPG Net Earnings totalled $46.8 million for the year ended December 31, 2018, a $17.5 million decrease from $64.2 million for the year ended December 31, 2017. The decrease was primarily due to (i) an increase in SG&A mainly due to additional SG&A from the Polyair, Cantech and Airtrax acquisitions, (ii) an increase in interest expense, (iii) foreign exchange losses in 2018, compared to foreign exchange gains in 2017 and (iv) an increase in manufacturing facility closures, restructuring and other related charges mainly related to non-cash impairment charges from the closure of the Johnson City, Tennessee manufacturing facility. These unfavourable impacts were partially offset by an increase in gross profit.
IPG Net Earnings for the fourth quarter of 2019 totalled $11.6 million, a $1.0 million increase from $10.6 million for the fourth quarter of 2018. The increase was primarily due to The increase was primarily due to (i) an increase in gross profit and (ii) a reduction in manufacturing facility closures, restructuring and other related charges mainly due to a reversal of impaired inventory in the fourth quarter of 2019 as compared to impairment of property, plant and equipment in the fourth quarter of 2018. These favourable impacts were partially offset by (i) an increase in finance costs mainly due to the re-valuation of the non-controlling interest put options associated with Capstone resulting from a positive outlook following the successful completion of the woven products greenfield manufacturing facility, (ii) an increase in income tax expense and (iii) an increase in SG&A mainly due to an increase in discretionary defined contribution plan contributions.
Non-GAAP Financial Measures and Key Performance Indicators
The Company measures the success of the business using a number of key performance indicators, many of which are in accordance with GAAP as described throughout this MD&A. This MD&A also contains certain non-GAAP financial measures and key performance metrics as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, secured leverage ratio, total leverage ratio and free cash flows (please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA, Adjusted EBITDA and Leverage Ratios” section below for a description and reconciliation of EBITDA, adjusted EBITDA, and a description of secured leverage ratio and total leverage ratio, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures and key performance indicators only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss), Adjusted Earnings (Loss) Per Share and Return on Equity
A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.
Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.
The Company defines return on equity as adjusted net earnings (loss) divided by average total equity attributable to Company shareholders and is a non-GAAP financial measure, as calculated. The Company has included this non-GAAP financial measure because it believes that it provides investors a measure of management's ability to generate income from the equity available to it.
The following table presents M&A Costs included in IPG Net Earnings and added back to adjusted net earnings and adjusted EBITDA:

	Three months ended		Twelve months ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2017
	$	$	$	$	$
M&A Costs	3.3	2.5	11.2	9.5	7.5
M&A Costs for the year ending December 31, 2019 were primarily composed of $5.1 million in integration costs associated with the Polyair Acquisition, $2.0 million associated with the Maiweave Acquisition, and $1.3 million in other due diligence, legal, accounting, and other advisory costs including in connection with the Nortech Acquisition and on deals that did not progress to the execution phase. The Company estimates that the integration costs associated with all acquisitions completed to date are expected to be between $3 and $4 million in 2020, excluding non-cash purchase price accounting adjustments and due diligence costs associated with evaluating merger and acquisitions opportunities.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019		2018	2017
	$	$	$		$	$
IPG Net Earnings	11.6	10.6	41.2		46.8	64.2
Manufacturing facility closures, restructuring and other related (recoveries) charges	(0.7)	1.6	5.1		7.1	1.4
M&A Costs	3.3	2.5	11.2		9.5	7.5
Share-based compensation (benefit) expense	(1.5)	0.4	0.5		1.9	3.3
Impairment of long-lived assets and other assets	0.6	0.0	0.9		0.1	0.2
Loss on disposal of property, plant and equipment	0.4	0.0	0.6		0.2	0.3
Other item: special income tax events	—	—	2.3	(1)	—	(9.6)	(2)
Income tax effect of these items	(0.2)	(0.9)	(4.0)		(3.3)	(3.5)
Adjusted net earnings	13.6	14.2	57.8		62.2	63.7

IPG Net Earnings per share
Basic	0.20	0.18	0.70		0.79	1.09
Diluted	0.20	0.18	0.70		0.79	1.08

Adjusted earnings per share
Basic	0.23	0.24	0.98		1.06	1.08
Diluted	0.23	0.24	0.98		1.05	1.07

Weighted average number of common shares outstanding
Basic	58,900,337	58,831,432	58,798,488		58,815,526	59,072,119
Diluted	59,027,917	59,055,824	58,989,134		59,084,175	59,587,769

(1)
Represents a proposed state income tax assessment and the related interest expense recognized in the second quarter of 2019 totalling $2.3 million resulting from the denial of the utilization of certain net operating losses generated in tax years 2000-2006.

(2)
Represents the impact of the net tax benefit in the fourth quarter of 2017 resulting mainly from the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.

Adjusted net earnings totalled $57.8 million for the year ended December 31, 2019, a $4.4 million or 7.1% decrease from $62.2 million for the year ended December 31, 2018, primarily due to an increase in (i) interest expense, (ii) income tax expense and (iii) SG&A, partially offset by organic growth in gross profit as well as adjusted net earnings contributed by the Polyair and Maiweave acquisitions.
Adjusted net earnings totalled $62.2 million for the year ended December 31, 2018, a $1.5 million or 2.3% decrease from $63.7 million for the year ended December 31, 2017, primarily due to (i) an increase in interest expense, (ii) foreign exchange losses in 2018, and (iii) an increase in SG&A. These unfavourable impacts were partially offset by a decrease in income tax expense and an increase in gross profit.
Adjusted net earnings totalled $13.6 million for the fourth quarter of 2019, a $0.7 million or 4.7% decrease from $14.2 million for the fourth quarter of 2018. The decrease was primarily due to an increase in (i) SG&A, (ii) finance costs mainly due to the re-

valuation of the non-controlling interest put options associated with Capstone resulting from a positive outlook following the successful completion of the woven products greenfield manufacturing facility and (iii) income tax expense, partially offset by organic growth in gross profit.
EBITDA, Adjusted EBITDA and Leverage Ratios
A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings, the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.
The Company defines total leverage ratio as borrowings and lease liabilities less cash divided by adjusted EBITDA and secured net leverage ratio as secured borrowings and lease liabilities less cash divided by adjusted EBITDA. Secured borrowings are defined as borrowings and lease liabilities less Senior Unsecured Notes. The terms "total leverage ratio" and "secured net leverage ratio" do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers with diversified sources of capital. Total leverage ratio and secured net leverage ratio are not measurements of financial performance under GAAP and should not be considered as alternatives to any GAAP measure as an indicator of the Company’s liquidity level or any other measures of performance derived in accordance with GAAP. Total leverage ratio and secured net leverage ratio are not presented as defined by applicable indentures and should not be considered as alternatives to the respective debt covenants described in the section below entitled "Liquidity and Borrowings." The Company has included these non-GAAP financial measures because it believes that they allow investors to make a meaningful comparison of the Company’s liquidity level and borrowing flexibility. In addition, total leverage ratio and secured net leverage ratio are used by management in evaluating the Company’s performance because it believes that they allow management to monitor the Company's liquidity level and borrowing flexibility as well as evaluate its capacity to deploy capital to meet its strategic objectives.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of USD)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018	2017
	$	$	$	$	$
Net earnings	11.7	10.6	41.2	46.6	64.0
Interest and other finance costs	11.3	9.6	35.0	20.9	3.8
Income tax expense	2.4	0.8	16.3	9.8	13.0
Depreciation and amortization	16.2	13.1	61.4	44.8	36.1
EBITDA	41.6	34.0	154.0	122.2	117.0
Manufacturing facility closures, restructuring and other related (recoveries) charges	(0.7)	1.6	5.1	7.1	1.4
M&A Costs	3.3	2.5	11.2	9.5	7.5
Share-based compensation (benefit) expense	(1.5)	0.4	0.5	1.9	3.3
Impairment of long-lived assets and other assets	0.6	0.0	0.9	0.1	0.2
Loss on disposal of property, plant and equipment	0.4	0.0	0.6	0.2	0.3
Adjusted EBITDA	43.8	38.5	172.2	140.9	129.6

Adjusted EBITDA totalled $172.2 million for the year ended December 31, 2019, a $31.3 million or 22.2% increase from $140.9 million for the year ended December 31, 2018, primarily due to (i) organic growth in gross profit, (ii) adjusted EBITDA contributed by the Polyair and Maiweave acquisitions and (iii) the favorable impact of operating lease payments totalling $7.1 million that were capitalized in accordance with new lease accounting guidance. These favourable impacts were partially offset by an increase in SG&A.

Adjusted EBITDA totalled $140.9 million for the year ended December 31, 2018, an $11.3 million or 8.7% increase from $129.6 million for the year ended December 31, 2017, primarily due to adjusted EBITDA contributed by Polyair and Cantech and organic growth in gross profit. These favourable impacts were partially offset by an increase in SG&A and the non-recurrence of insurance claim settlement proceeds of $2.1 million recorded in 2017.
Adjusted EBITDA totalled $43.8 million for the fourth quarter of 2019, a $5.2 million or 13.6% increase from $38.5 million for the fourth quarter of 2018, primarily due to (i) organic growth in gross profit, (ii) the favorable impact of operating lease payments totalling $1.8 million that were capitalized in accordance with new lease accounting guidance and (iii) adjusted EBITDA contributed by the Maiweave Acquisition. These favourable impacts were partially offset by an increase in SG&A.
Comprehensive Income Attributable to Company Shareholders ("IPG Comprehensive Income")

IPG Comprehensive Income is comprised of IPG Net Earnings and other comprehensive income (loss) ("OCI") attributable to Company shareholders. IPG Comprehensive Income totalled $40.8 million for the years ended December 31, 2019 and 2018. Changes in IPG Comprehensive Income contained significant fluctuations that largely offset each other, including: gains arising from the Company's hedge of a net investment in foreign operations in 2019 compared to losses in 2018, largely offset by (i) unfavourable foreign exchange impacts from cumulative translation adjustments ("CTA") in 2019 compared to favourable foreign exchange impacts in 2018, (ii) lower IPG Net Earnings in 2019, (iii) decreases in the fair value of interest rate swap agreements designated as cash flow hedges in 2019 compared to increases in 2018 and (iv) a decrease in gains from the remeasurement of the defined benefit liability in 2019.
IPG Comprehensive Income totalled $40.8 million for the year ended December 31, 2018, a $28.9 million or 41.5% decrease from $69.8 million for the year ended December 31, 2017. The decrease was primarily due to (i) lower IPG Net Earnings in 2018, (ii) an increase in losses arising on hedging instruments designated as hedges of the net assets in foreign operations in 2018 and (iii) less of a favourable foreign exchange impact from CTA in 2018 compared to 2017. These unfavourable impacts were partially offset by gains from the remeasurement of the defined benefit liability.

Off-Balance Sheet Arrangements
Letters of Credit
The Company had standby letters of credit issued and outstanding as of December 31, 2019 that could result in payments by the Company up to an aggregate of $3.4 million upon the occurrence of certain events. All of the letters of credit have expiry dates in 2020.
Capital Commitments
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $9.0 million as of December 31, 2019. It is expected that such amounts will be paid out in the next twelve months. In the event of cancellation, the penalties that would apply may be equal to the purchase price depending on the timing of the cancellation.
Raw Material Commitments
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2019, the Company had on hand $9.1 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through May 2021 totalling approximately $12.6 million as of December 31, 2019. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.
Utilities Commitments
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company has and expects to continue to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $2.8 million as of December 31, 2019 and would decline monthly based on actual service billings to date.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge has been incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $7.8 million over the remaining term of the contract. Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $3.1 million as of December 31, 2019. This amount is expected to decline annually until the expiration of the contract assuming there are insignificant fluctuations in kilowatt hour peak demand.
The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2023 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $8.6 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.

The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements now or in the future or that would trigger any such penalty described above. The Company maintains no other off-balance sheet arrangements.
Related Party Transactions
The Company’s key personnel include all members of the Board of Directors and five members of senior management in 2019. Key personnel remuneration includes short-term benefits including base and variable compensation, deferred compensation, director retainer and committee fees, post-employment benefits and share-based compensation. Total key personnel remuneration included in the statement of consolidated earnings totalled $6.9 million for the year ended December 31, 2019, an increase of $1.0 million from $5.9 million for the year ended December 31, 2018. The increase was primarily due to an increase in variable compensation based on achievement of certain performance targets.
Working Capital
The Company experiences some business seasonality that results in the Company’s efforts to effectively manage its working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to a higher level of sales invoiced towards the end of the quarter and inventory builds in anticipation of higher future sales, both of which typically occur in the first, second and third quarters and unwind in the fourth quarter. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.
The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 67 for the year ended December 31, 2019 from 65 for the year ended December 31, 2018. Days Inventory increased to 68 for the fourth quarter of 2019 from 66 in the fourth quarter of 2018. Inventories totalled $184.9 million as of December 31, 2019, a $5.7 million decrease from $190.7 million as of December 31, 2018. The decrease was primarily due to additional planned down-time in certain plants versus prior year to manage inventory levels. The calculations are shown in the following table:

	Three months ended		Year ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Cost of sales (1)	$231.2	$231.0	$911.6	$834.1
Days in period	92	92	365	365
Cost of sales per day (1)	$2.5	$2.5	$2.5	$2.3
Average inventory (1)	$171.0	$166.0	$167.3	$149.4
Days inventory	68	66	67	65
Days inventory is calculated as follows:
Cost of sales ÷ Days in period = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory
For purposes of this calculation inventory excludes items considered parts and supplies.

(1)	In millions of USD
The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO decreased to 42 for the year ended December 31, 2019 from 45 for the year ended December 31, 2018. DSO increased to 42 in the fourth quarter of 2019 from 41 in the fourth quarter of 2018. Trade receivables totalled $133.2 million as of December 31, 2019, a $3.9 million increase from $129.3 million as of December 31, 2018. The increase was primarily due the timing and amount of revenue invoiced in the fourth quarter of 2019 as compared to the fourth quarter of 2018.

The calculations are shown in the following table:

	Three months ended		Year ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Revenue (1)	$291.5	$287.7	$1,158.5	$1,053.0
Days in period	92	92	365	365
Revenue per day (1)	$3.2	$3.1	$3.2	$2.9
Trade receivables (1)	$133.2	$129.3	$133.2	$129.3
DSO	42	41	42	45
DSO is calculated as follows:
Revenue ÷ Days in period = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO

(1)	In millions of USD
Accounts payable and accrued liabilities totalled $145.1 million as of December 31, 2019, a decrease of 9.8 million from $154.8 million as of December 31, 2018. The decrease was primarily due to the timing of payments for inventory and SG&A as well as taxes payable and the impact of the Cantech manufacturing facility closures.
Liquidity and Borrowings
Senior Unsecured Notes
On October 15, 2018, the Company completed the private placement of $250 million aggregate principal amount of senior unsecured notes due October 15, 2026 ("Senior Unsecured Notes") with certain guarantors and Regions Bank, as Trustee. The Company incurred debt issue costs of $5.1 million which were capitalized and are being amortized using the straight-line method over the eight -year term. The Company used the net proceeds to partially repay borrowings under the 2018 Credit Facility (defined below) and to pay related fees and expenses, as well as for general corporate purposes. The Senior Unsecured Notes bear interest at a rate of 7.00% per annum, payable semi-annually, in cash, in arrears on April 15 and October 15 of each year, beginning on April 15, 2019.
As of December 31, 2019, the Senior Unsecured Notes outstanding balance amounted to $250.0 million ($245.7 million, net of $4.3 million in unamortized debt issue costs).
2018 Credit Facility
On June 14, 2018, the Company entered into a five-year, $600.0 million credit facility (“2018 Credit Facility”) with a syndicated lending group, refinancing and replacing the Company's previous $450.0 million credit facility that was due to mature in November 2019.
In securing the 2018 Credit Facility, the Company incurred debt issue costs amounting to $2.7 million which were capitalized and are being amortized using the straight-line method over the five-year term.
The 2018 Credit Facility consists of a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) and a $200.0 million term loan (“2018 Term Loan”). The 2018 Term Loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. Any repayments of borrowings under the 2018 Term Loan are not available to be borrowed again in the future.
The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR"), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (150 basis points as of December 31, 2019 and 250 basis points as of December 31, 2018) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.

The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio and a consolidated interest coverage ratio. In July 2019, the Company and its syndicated lending group amended the 2018 Revolving Credit Facility to, among other things, revise the two financial covenant thresholds to account for the associated impacts of new lease accounting guidance implemented on January 1, 2019 requiring operating leases to be accounted for as borrowings (with corresponding interest payments). The amendment provides that the consolidated secured net leverage ratio must not be more than 3.70 to 1.00 (previously 3.50 to 1.00), with an allowable temporary increase to 4.20 to 1.00 (previously 4.00 to 1.00) for the quarters in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters. The amendment also provides that the consolidated interest coverage ratio must not be less than 2.75 to 1.00 (previously 3.00 to 1.00). The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.34 and 5.67, respectively, as of December 31, 2019. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the year ended December 31, 2019.
As of December 31, 2019, the 2018 Term Loan's outstanding principal balance amounted to $185.0 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $2.3 million, for a total gross outstanding principal balance under the 2018 Credit Facility of $187.3 million ($185.4 million, net of $1.9 million in unamortized debt issue costs). Standby letters of credit totalled $3.4 million resulting in total utilization under the 2018 Credit Facility of $190.7 million. Accordingly, the unused availability under the 2018 Credit Facility as of December 31, 2019 amounted to $394.3 million. The Company's capacity to borrow available funds under the 2018 Credit Facility may be limited because of the secured net leverage ratio covenant and other restrictions as defined in the Company's credit agreement.
2018 Capstone Credit Facility
On February 6, 2018, Capstone, one of the Company's subsidiaries, entered into an Indian Rupee ("INR") 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility ("Capstone Term Loan Facility") for financing capital expenditures and INR 390.0 million ($6.0 million) working capital facility ("Capstone Working Capital Facility") and bears interest based on the prevailing Indian Marginal Cost-Lending Rate. Certain term loans borrowed under the Capstone Term Loan Facility mature in September 2020 and are repaid in equal quarterly installments. Any repayments of borrowings under the Capstone Term Loan Facility are not available to be borrowed again in the future. The remainder of the 2018 Capstone Credit Facility matures in June 2023. Funding under the Capstone Term Loan Facility is committed, while the Capstone Working Capital Facility is uncommitted. Borrowings under the 2018 Capstone Credit Facility are guaranteed by the Parent Company, and are otherwise unsecured.
As of December 31, 2019, the 2018 Capstone Credit Facility credit limit was INR 975.0 million ($13.7 million), and the total gross outstanding balance was INR 744.1 million ($10.4 million). Including INR 17.4 million ($0.3 million) in letters of credit, total utilization under the 2018 Capstone Credit Facility amounted to INR 761.5 million ($10.7 million). As of December 31, 2019, the 2018 Capstone Credit Facility's unused availability was INR 199.6 million ($2.8 million), comprised of uncommitted funding.
2018 Powerband Credit Facility
On July 4, 2018, Powerband, one of the Company's subsidiaries, entered into an INR 1,300.0 million ($19.0 million) credit facility (“2018 Powerband Credit Facility”) subsequently replacing Powerband's previous outstanding debt. In December 2018, Powerband amended the 2018 Powerband Credit Facility to reallocate and increase its credit limit by INR 100 million ($1.4 million), bringing the total 2018 Powerband Credit Facility limit to INR 1,400.0 million ($19.3 million).
The 2018 Powerband Credit Facility is guaranteed by the Parent Company, and local assets (carrying amount of $36.1 million as of December 31, 2019) are required to be pledged. Powerband is prohibited from granting liens on its assets without the consent of the lender under the 2018 Powerband Credit Facility. Funding under the 2018 Powerband Credit Facility is not committed and could be withdrawn by the lender with 10 days' notice. Additionally, under the terms of the 2018 Powerband Credit Facility, Powerband's debt to net worth ratio (as defined by the credit agreement) must be maintained below 3.00. Powerband was in compliance with the debt to net worth ratio (0.60 as of December 31, 2019) as of and for the year ended December 31, 2019.
As of December 31, 2019, the 2018 Powerband Credit Facility credit limit was INR 1,400.0 million ($19.6 million) and the total gross outstanding balance was INR 1,237.4 million ($17.4 million). Net of INR 3.2 million ($0.1 million) unamortized debt issue costs, the 2018 Powerband Credit Facility outstanding balance was INR 1,234.2 million ($17.3 million). Including INR 1.8 million (less than $0.1 million) in letters of credit, total utilization under the 2018 Powerband Credit Facility amounted to INR 1,239.2 million ($17.4 million). Any repayments of term loan borrowings the 2018 Powerband Credit Facility are not available to be borrowed again in the future. Unused availability under the 2018 Powerband Credit Facility as of December 31, 2019 amounted to INR 136.5 million ($1.9 million), comprised of uncommitted funding.
Liquidity
The Company relies upon cash flows from operations and borrowings to meet working capital requirements, as well as to fund capital expenditures, mergers & acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes.
The Company's liquidity risk management process serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfill its obligations for the foreseeable future.
The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available under the 2018 Credit Facility may be used, as needed, to fund more significant strategic initiatives.
As of December 31, 2019, the Company had $7.0 million of cash and $399.0 million of loan availability (comprised of committed funding of $394.3 million and uncommitted funding of $4.7 million), yielding total cash and loan availability of $406.0 million compared to total cash and loan availability of $393.9 million as of December 31, 2018.
Cash Flows
The Company’s net working capital on the balance sheets increased during 2018 due to the effects of business acquisitions. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2018 working capital items appropriately exclude these effects.
Cash flows from operating activities increased in the year ended December 31, 2019 by $44.2 million to $135.0 million from $90.8 million in the year ended December 31, 2018 primarily due to (i) an increase in gross profit, (ii) year over year decrease in cash used for working capital items and (iii) the non-recurrence of a discretionary pension contribution in the third quarter of 2018, partially offset by an increase in income taxes paid as a result of the non-recurrence of a US tax refund received in 2018. The combination of accounts receivable, inventories, other current assets and accounts payable decreased working capital by $11.0 million in 2019, compared to a decrease of $27.4 million in 2018. Additional discussion on working capital changes is provided in the section entitled "Working Capital” above.
Cash flows from operating activities decreased in the year ended December 31, 2018 by $1.3 million to $90.8 million from $92.1 million in the year ended December 31, 2017. Factors that decreased operating cash flows included an $11.3 million discretionary contribution to US defined benefit pension plans in 2018, plus year over year increases in working capital. The combination of accounts receivable, inventories, other current assets and accounts payable increased working capital by $27.4 million in 2018, compared to working capital increases of $18.2 million in 2017. These items were largely offset by an increase in gross profit and decreases in income taxes paid mainly as a result of the TCJA in 2018.
Cash flows from operating activities increased in the fourth quarter of 2019 by $3.1 million to $73.3 million from $70.2 million in the fourth quarter of 2018 primarily due to a decrease in inventories in the fourth quarter of 2019 compared to an increase in the same period in 2018 due to an inventory reduction initiative in 2019, a larger decrease in accounts receivable and an increase in gross profit. These increases were largely offset by less of an increase in accounts payable and accrued liabilities resulting from the timing of payments near the end of the fourth quarter of 2019 compared to the same period in 2018 and an increase in income taxes paid.
Cash flows used for investing activities decreased in the year ended December 31, 2019 by $194.4 million to $48.9 million from $243.3 million in the year ended December 31, 2018, primarily due to the non-recurrence of the Polyair Acquisition in August 2018 and the Maiweave Acquisition in December 2018, as well as a decrease in capital expenditures due to the completion of the larger-scale greenfield projects discussed in the section entitled "Capital Resources".
Cash flows used for investing activities increased in the year ended December 31, 2018 by $90.4 million to $243.3 million from $152.9 million in the year ended December 31, 2017, primarily due to a greater investment in strategic acquisitions, consisting of Polyair and Maiweave in 2018 for a total of $165.8 million, compared to Cantech and the Capstone partnership in 2017 for a total of $67.0 million.

Cash flows used for investing activities decreased by $30.2 million to $9.8 million in the fourth quarter of 2019 from $40.1 million in the fourth quarter of 2018 primarily due to the non-recurrence of the Maiweave Acquisition in December 2018 and a decrease in capital expenditures.
Cash flows from financing activities decreased in the year ended December 31, 2019 by $263.0 million to an outflow of $98.9 million from an inflow of $164.2 million in the year ended December 31, 2018 primarily due to greater net borrowing in 2018 to fund strategic and growth acquisitions and other working capital requirements, as well as an increase in interest paid which was largely the result of the semi-annual recurring interest payment on the Senior Unsecured Notes in April and October of 2019. These decreases were partially offset by the non-recurrence of the settlement of the Company's call options to acquire the outstanding 26% interest in Powerband in 2018 and the non-recurrence debt issuance costs primarily associated with the Senior Unsecured Notes and the 2018 Credit Facility entered into during 2018. Additional discussion on borrowings is provided in the section entitled "Liquidity and Borrowings".
Cash flows from financing activities increased in the year ended December 31, 2018 by $116.4 million to an inflow of $164.2 million from an inflow of $47.7 million in the year ended December 31, 2017, primarily due to an increase in net borrowings, partially offset by the settlement of the Company's call options to acquire the outstanding 26% interest in Powerband in 2018 and an increase in debt issuance costs primarily associated with the Senior Unsecured Notes and the 2018 Credit Facility. The increase in borrowings was primarily to fund strategic and growth acquisitions and other working capital requirements.
Cash flows from financing activities decreased by $47.1 million to an outflow of $70.9 million in the fourth quarter of 2019 from an outflow of $23.9 million in the fourth quarter of 2018 primarily due to greater net borrowing in the fourth quarter of 2018 to fund the Maiweave Acquisition, strategic capital projects and other working capital needs, as well as an increase in interest paid. These increases were partially offset by the non-recurrence of the settlement of the Company's call options to acquire the outstanding 26% interest in Powerband in 2018 and non-recurrence of the debt issuance costs associated with the Senior Unsecured Notes and the 2018 Credit Facility. Additional discussion on borrowings is provided in the section entitled "Liquidity and Borrowings".
The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.
Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
Free cash flows increased in the year ended December 31, 2019 by $71.8 million to $86.8 million from $15.0 million in the year ended December 31, 2018 primarily due to an increase in cash flows from operating activities and a decrease in capital expenditures.
Free cash flows increased in the year ended December 31, 2018 by $8.2 million to $15.0 million from $6.8 million in the year ended December 31, 2017 primarily due to a decrease in capital expenditures.
Free cash flows increased in the fourth quarter of 2019 by $11.7 million to $63.7 million from $52.0 million in the fourth quarter of 2018, primarily due to a decrease in capital expenditures and an increase in cash flows from operating activities.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018	2017
	$	$	$	$	$
Cash flows from operating activities	73.3	70.2	135.0	90.8	92.1
Less purchases of property, plant and equipment	(9.6)	(18.2)	(48.2)	(75.8)	(85.3)
Free cash flows	63.7	52.0	86.8	15.0	6.8

Capital Resources
Capital expenditures totalled $9.6 million and $48.2 million in the three months and year ended December 31, 2019, respectively, as funded by the Company's borrowings and cash flows from operating activities. Capital expenditures for the year ended December 31, 2019 were primarily for property, plant and equipment to support the end stages of the greenfield manufacturing facilities in India and various other smaller-scale strategic and growth initiatives, including projects to support the integration of acquired operations. As expected, with the completion of the larger-scale greenfield projects, capital expenditures are returning to what the Company considers to be a more normal annual range covering maintenance needs and initiatives supporting the efficiency and effectiveness of operations. The Company plans for on-going annual capital investments (including maintenance needs) that are expected to range between $40 and $60 million excluding any larger-scale strategic projects. All of the Company's strategic and growth initiatives are expected to yield an after-tax internal rate of return greater than 15%.
Indian Greenfield Manufacturing Facilities

The Company successfully completed the Capstone woven products greenfield manufacturing facility in Karoli, India which after a brief ramp up period is now operating at full capacity. As expected, given the extended supply chain in transiting product to our North American manufacturing facilities for use in production and order fulfillment, the Company began to realize the associated contribution to results in the third quarter of 2019. The benefits realized in the second half of 2019 were consistent with the Company's expectations and management remains confident it will achieve its hurdle rate of an after-tax internal rate of return of 15%. Total project expenditures since inception totalled approximately $28.7 million at December 31, 2019.

The Company completed the commissioning of production processes associated with the greenfield carton sealing tape manufacturing facility in Dahej, India. Total project expenditures since inception totalled approximately $21.4 million as of December 31, 2019. Subsequent production ramp up to optimal operating efficiency and order book generation is expected to be slower than initially anticipated and as a result, sales from this manufacturing facility did not make a significant contribution to results in 2019 and is not expected to in 2020. Most of the production volume of hot melt carton sealing tape expected to be produced in Dahej for the North American market is currently being produced more profitably in the Danville, Virginia manufacturing facility. The Company does not expect to achieve an after-tax internal rate of return greater than 15% on this investment based on the original plan for the facility but continues to assess plans to optimize this asset.
Capital expenditures for selected strategic and growth initiatives completed in 2019 are summarized in the table below (in millions of USD):

	Year Ended December 31, 2019	Total Project Expenditures Since Inception
	$	$
Capstone Greenfield Project (1) (2)	3.4	28.7
Powerband Investment Project (1)	5.7	21.4

(1)	Subject to foreign exchange impact.

(2)	Excluding any government subsidies.

Capital expenditures to support maintenance needs are approximately $20 million annually. This amount has increased from previous years mainly due to the business acquisitions made in 2018 and 2017. The Company regards maintenance needs as those expenditures required to keep its equipment and premises in acceptable working order.
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $9.0 million as of December 31, 2019, primarily to support smaller-scale strategic and growth initiatives. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities.

Contractual Obligations
The Company’s principal contractual obligations and commercial commitments as of December 31, 2019 are summarized in the following table (in millions of USD):

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt obligations (2)	615.7	46.1	84.5	203.3	281.8
Standby letters of credit (2)	3.4	3.4	—	—	—
Capitalized lease obligations (3)	57.3	8.7	18.3	12.4	17.9
Pensions, post-retirement and other long-term employee benefit plans (4)	6.0	6.0	—	—	—
Operating lease and service contract obligations	1.4	0.5	0.6	0.3	—
Equipment purchase commitments	9.0	9.0	—	—	—
Utilities contract obligations (5)	19.2	6.1	9.4	3.7	—
Raw material purchase commitments (6)	21.7	21.2	0.5	—	—
Other obligations (7)	7.4	2.4	2.3	1.4	1.3
Total	741.1	103.3	115.7	221.1	301.0

(1)
"Less than 1 year" represents those payments due in 2020, "1-3 years" represents those payments due in 2021 and 2022, "3-5 years" represents those payments due in 2023 and 2024, while "After 5 years" includes those payments due in later years.

(2)
Refer to the previous section entitled "Liquidity and Borrowings" and Note 14 in the Company’s Financial Statements for a complete discussion of borrowings. The figures in the table above include interest expense payments of $145.4 million representing the contractual undiscounted cash flows categorized by their earliest contractual maturity date. During 2019, $2.4 million was reclassified from borrowings to deferred income in other liabilities pertaining to forgivable government loans. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of liquidity risk.

(3)
The figures in the table above include interest expense included in minimum lease payments of $12.6 million and exclude variable lease payments. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of liquidity risk.

(4)
Pension, post-retirement and other long-term employee benefit plans includes contributions associated with defined benefit and defined contribution plans. Defined benefit plan contributions represent the minimum required amount the Company expects to contribute in 2020, including benefit payments associated with the health & welfare and other post-retirement plans. Defined benefit plan contributions beyond 2020 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.

Defined contribution plan contributions represent the obligation recorded as of December 31, 2019 to be paid in 2020. Certain defined contribution plan contributions beyond 2020 are not determinable since contribution to the plan is at the discretion of the Company.
Obligations under deferred compensation plans represent participant compensation deferrals and earnings and losses thereon. Amounts due to participants are payable based on participant elections. The amount and timing of a potential cash payment to settle these obligations is not determinable since the decision to settle is not within the Company’s control and, therefore, is not included in the table above. As of December 31, 2019, obligations under the deferred compensation plan totalled $4.0 million.
Refer to Note 20 in the Company’s Financial Statements for a complete discussion of pension, post-retirement and other long-term employee benefit plans.

(5)
Utilities contract obligations include agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, for minimum amounts of consumption at several of the Company’s manufacturing facilities, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above are estimates of utility billings over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements now or in the future.

(6)
Raw material purchase commitments include certain raw materials from suppliers under consignment agreements, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above represent raw material inventory on hand or in transit, owned by the Company’s suppliers, that the Company expects to consume.

Raw material purchase commitments also include agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above do not include estimates for storage costs, fees or penalties. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these agreements now or in the future.

(7)
Other obligations include provisions for (i) environmental obligations primarily related to the Columbia, South Carolina manufacturing facility, (ii) restoration obligations associated with leased facilities, (iii) termination benefits, (iv) litigation provisions, (v) total future cash outflows associated with leases committed but not commenced as of December 31, 2019, (vi) expected undiscounted future cash outflows due under interest rate swap agreements and (vii) other liabilities. Refer to Note 15, 16 and 17 in the Company’s Financial Statements for a complete discussion of lease liabilities, provisions and contingent liabilities, and other liabilities, respectively.

The amount and timing of a potential cash payment to settle a deferred share unit ("DSU") is not determinable since the decision to settle is not within the Company’s control after the award vests and, therefore, is not included in the table above. Share-based compensation awards that have not vested as of December 31, 2019 are also not included in the table above. Refer to the section below entitled "Capital Stock" for a discussion of share-based compensation plans.
The Company is not able to reasonably estimate the timing of payments associated with deferred tax liabilities and therefore, the preceding table excludes total deferred tax liabilities of $46.7 million. Refer to Note 5 in the Company’s Financial Statements for a complete discussion of income taxes.
The timing related to the settlement of the Company's non-controlling interest put option, which totalled $13.6 million as of December 31, 2019, is not determinable due to the nature of the shareholders’ agreement, which provides each of the non-controlling interest shareholders of Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period following the date of acquisition, with no expiration of these rights. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of non-controlling interest put options.
Purchase orders outside the scope of the raw material purchase commitments as defined in this section are not included in the table above. The Company is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as these purchase orders typically represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company’s purchase orders are based on current demand expectations and are fulfilled by the Company’s vendors within short time horizons. The Company also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.
Capital Stock and Dividends
Common Shares
As of December 31, 2019, there were 59,009,685 common shares of the Company outstanding.

Dividends
On August 7, 2019, the Board of Directors amended the Company's quarterly policy to increase the annualized dividend by 5.4% from $0.56 to $0.59 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook. During the year ended December 31, 2019, cash dividends were paid as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 12, 2019	March 29, 2019	$0.14	March 22, 2019	58,665,310	$8.2
May 8, 2019	June 28, 2019	$0.14	June 14, 2019	58,877,185	$8.4
August 7, 2019	September 30, 2019	$0.1475	September 16, 2019	58,877,185	$8.7
November 8, 2019	December 30, 2019	$0.1475	December 16, 2019	58,939,685	$8.7
On March 12, 2020, the Board of Directors declared a dividend of $0.1475 per common share payable on March 31, 2020 to shareholders of record at the close of business on March 23, 2020.
Since the dividend policy was reinstated in August 2012, the Company has paid $204.5 million in cumulative dividends, of which $34.0 million was paid in 2019.
The dividends paid in 2019 and payable in 2020 by the Company are "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada).
Share Repurchases
On July 23, 2019, the Company renewed the normal course issuer bid ("NCIB") under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2020. As of December 31, 2019 and March 12, 2020, 4,000,000 shares remained available for repurchase under the NCIB.
The Company's two previous NCIBs, which each allowed repurchases for cancellation of up to 4,000,000 common shares, expired on July 22, 2019 and July 16, 2018, respectively. There were no share repurchases during the year ended December 31, 2019.
The table below summarizes the NCIB activity that occurred during both the three months and year ended December 31, 2018:

	2018
Common shares repurchased	217,100
Average price per common share including commissions	CDN$	16.02
Total purchase price including commissions (1)		$2.6

(1)	In millions of USD
Share-based Compensation
The Company's share-based compensation plans include: stock options, Stock Appreciation Rights ("SAR"), Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Deferred Share Units ("DSU").

On March 12, 2019, the Board of Directors adopted a new Executive Stock Option Plan and on June 6, 2019, shareholders approved the plan at the Company's Annual Meeting of Shareholders. The Company's prior Executive Stock Option Plan, which was adopted in 1992 and last ratified on June 4, 2015, elapsed on June 4, 2018.
On August 7, 2019, the Board of Directors amended the terms of the PSU awards granted in 2017 only to modify the performance adjustment factor specific to the total shareholder return ("TSR") ranking relative to a specified peer group of companies ("Peer Group") over the performance measurement period. The amendment was intended to align the performance adjustment factors with the market practice of interpolating as well as the recent practice of the Company. As amended, the TSR performance adjustment factor is determined as follows (interpolated on a straight-line basis):

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested (%)
Less than the 25th percentile	0
25th percentile	50
50th percentile	100
75th percentile or above	150
The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Equity-settled
Stock options granted	—	—	392,986	242,918
Stock options exercised	132,500	50,000	359,375	67,500
Stock options forfeited/cancelled	—	—	(32,503)	—
Cash proceeds (in millions of USD)	$1.3	$0.5	$3.3	$0.6
Cash-settled
DSUs granted	9,003	26,031	72,434	69,234
DSUs settled	—	—	—	37,668
PSUs granted	—	—	291,905	284,571
PSUs (cancelled)/added by performance factor (1)	(30,161)	—	(401,319)	(2,125)
PSUs settled (1)	—	—	—	(335,465)
PSUs forfeited/cancelled	(9,669)	—	(23,739)	(16,053)
RSUs granted	—	—	120,197	113,047
RSUs forfeited/cancelled	(2,013)	—	(7,412)	(1,228)
SARs exercised	—	—	—	147,500
Cash settlements (in millions of USD)	—	—	—	$7.9
Share-based compensation (benefit) expense (in millions of USD)	$(1.5)	$0.4	$0.5	$1.9

(1)
The table below provides further information regarding the PSUs settled included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 21, 2016	March 21, 2019	371,158	0%	—
December 20, 2016	December 20, 2019	30,161	0%	—
As of December 31, 2019, $4.9 million was recorded in share-based compensation liabilities, current, and $4.2 million was recorded in share-based compensation liabilities, non-current.
The table below presents the share-based compensation (benefit) expense recorded in earnings in SG&A by award type (in millions of USD):

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
	$	$	$	$
Equity-settled	0.2	0.1	0.7	0.5
Cash-settled	(1.7)	0.2	(0.2)	1.4
Total	$(1.5)	$0.4	$0.5	$1.9

Pension and Other Post-Retirement Benefit Plans
The Company’s pension and other post-retirement benefit plans had an unfunded net deficit of $15.1 million as of December 31, 2019 as compared to $14.9 million as of December 31, 2018. The slight increase was primarily due to a decrease in discount rates largely offset by favourable plan asset performance. The net present value of the liability increased mainly due to losses arising from changes in actuarial assumptions including a decrease in the weighted average discount rate at year-end from 4.05% and 3.95% for US and Canadian plans, respectively, as of December 31, 2018 to 2.98% and 3.15% for US and Canadian plans, respectively, as of December 31, 2019.
Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2020. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.
Financial Risk, Objectives and Policies
Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates on its variable rate borrowings.
To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements. The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. If the underlying interest rate swap agreement is a qualifying cash flow hedge, these payments are recorded as an adjustment of interest expense on the hedged debt instruments and the related amount payable to or receivable from counterparties is included as an adjustment to accrued interest. Cash payments related to non-qualifying cash flow hedges are recorded as a reduction of the fair value of the corresponding interest rate swap agreement recognized in the balance sheet, which indirectly impacts the change in fair value recorded in earnings. The fair value of the derivative liabilities totalled $1.3 million as of December 31, 2019.
The Company was party to the following interest rate swap agreements as of December 31, 2019 (in millions of USD):

	Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
Qualifying cash flow hedges:			$		%
	June 8, 2017	June 20, 2022	40.0	Monthly	1.7900
	August 20, 2018	August 18, 2023	60.0	Monthly	2.0450

The Company was party to the following interest rate swap agreements as of December 31, 2018 (in millions of USD except where otherwise noted):

	Effective Date	Maturity	Notional amount		Settlement	Fixed interest rate paid
Qualifying cash flow hedges:			$			%
	June 8, 2017	June 20, 2022	40.0		Monthly	1.7900
	July 21, 2017	July 18, 2022	CDN$36.0	(1)	Monthly	1.6825
	August 20, 2018	August 18, 2023	60.0		Monthly	2.0450
Non-qualifying cash flow hedge:
	March 18, 2015	November 18, 2019	40.0	(2)	Monthly	1.6100

(1)	On December 12, 2019, the interest rate swap was terminated by the Company ahead of its maturity date of July 18, 2022 and was settled in full.

(2)	On November 18, 2019, the interest rate swap agreement matured and was settled in full.
Additionally, on August 20, 2018, an interest rate swap agreement with a notional amount of $60.0 million and fixed interest rate of 1.1970% matured and was settled in full.

Exchange Risk
The Company’s Financial Statements are expressed in USD while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into USD can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.
The Company's risk strategy with respect to its foreign currency exposure is that the Financial Risk Management Committee:

•	monitors the Company's exposures and cash flows, taking into account the large extent of naturally offsetting exposures,

•	considers the Company's ability to adjust its selling prices due to foreign currency movements and other market conditions, and

•	considers borrowing under available debt facilities in the most advantageous manner, after considering interest rates, foreign currency exposures, expected cash flows and other factors.
Hedge of net investment in foreign operations
A foreign currency exposure arises from Intertape Polymer Group Inc.'s (the “Parent Company”) net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary.
In 2018, the Parent Company completed the private placement of its USD denominated Senior Unsecured Notes which resulted in additional equity investments in IPG (US) Holdings Inc. The Senior Unsecured Notes are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment. Gains or losses on the retranslation of this borrowing are transferred to OCI to offset any gains or losses on translation of the net investment in the subsidiary.
There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing designated as the hedging instrument. Hedge ineffectiveness will arise when the amount of the investment in the foreign subsidiary becomes lower than the outstanding amount of the Senior Unsecured Notes. Hedge ineffectiveness is recorded in finance costs (income) in other expense (income), net.
The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows for the years ended December 31 (in millions of USD):

	2019	2018
	$	$
Gains/(losses) from change in value of hedging instrument used for calculating hedge ineffectiveness	11.2	(10.9)
Gains/(losses) from hedging instrument recognized in OCI	10.3	(9.4)
Gains/(losses) from hedge ineffectiveness recognized in earnings in finance costs (income) in other expense (income), net	0.9	(1.5)
Foreign exchange gains recognized in CTA in the statement of changes in equity	0.0	0.0

The notional and carrying amounts of the Senior Unsecured Notes (in millions of USD) are as follows as of:

	December 31, 2019	December 31, 2018
	$	$
Notional amount	250.0	250.0
Carrying amount	245.7	245.3

The amounts related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, are as follows for the years ended December 31 (in millions of USD):

	2019	2018
	$	$
(Loss)/gain from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	(10.3)	9.4

The cumulative amounts included in the foreign currency translation reserve related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, (in millions of USD) is as follows as of:

	December 31, 2019	December 31, 2018
	$	$
Debit (credit) balance included in foreign currency translation reserve in OCI	0.9	(9.4)

Litigation
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2019.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:
Significant Management Judgments
Deferred income taxes
Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.
Determination of the aggregation of operating segments
The Company uses judgment in the aggregation of operating segments for financial reporting and disclosure purposes. In doing so, management has determined that there are two operating segments consisting of a tape, film, protective packaging and machinery segment and an engineered coated product segment. The Company has aggregated these two operating segments into one reporting segment due to similar characteristics including the nature of goods and services provided to its customers, methods used in the sale and distribution of those goods and services, types of customers comprising its customer base, and the regulatory environment in which the Company operates.

Estimation Uncertainty
Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to depreciation and amortization if there are indicators of impairment. Goodwill allocated to cash-generating units ("CGU") and intangible assets with indefinite useful lives are tested annually, regardless of the existence of impairment indicators. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use is based on discounted estimated future cash flows, which are derived from management's financial forecast models for the estimated remaining useful lives of the assets or CGUs and do not include restructuring activities to which the Company is not yet committed nor any anticipated significant future investments expected to enhance the performance of the asset or CGU being tested. The calculated value in use varies depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.
Refer to Note 13 of the Company’s Financial Statements for more information regarding impairment testing.
Pension, post-retirement and other long-term employee benefits
The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected health care cost trend. These assumptions are developed by management with the assistance of independent actuaries and are based on current actuarial benchmarks and management’s historical experience. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 20 of the Company’s Financial Statements for more information regarding the assumptions related to the pension and other post-retirement benefit plans.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions, and may have transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. As of December 31, 2019 and 2018, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.
Useful lives of depreciable assets
The Company depreciates property, plant and equipment over the estimated useful lives of the assets. In determining the estimated useful life of these assets, significant judgment is required. Judgment is required to determine whether events or circumstances warrant a revision to the remaining periods of depreciation and amortization. The Company considers expectations of the in-service period of these assets in determining these estimates. The Company assesses the estimated useful life of these assets at each reporting date. If the Company determines that the useful life of an asset is different from the original assessment, changes to depreciation and amortization will be applied prospectively. The estimates of cash flows used to assess the potential impairment of these assets are also subject to measurement uncertainty. Actual results may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.
Right-of-use assets and lease liabilities
Extension and early termination options are included in a number of leases across the Company. These are used to maximize operational flexibility in terms of managing assets used in the Company's operations. In determining the lease term and lease payments to be included in the measurement of the corresponding right-of-use asset and lease liability, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise an early termination option. Extension options (or periods after early termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not early terminated). The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee. Refer to Note 15 of the Company’s Financial Statements for more information regarding right-of-use assets and lease liabilities.
Net realizable value of inventories and parts and supplies
Inventories are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories, management takes into account the most reliable evidence available at the time the estimate is made.
Provisions for slow-moving and obsolete inventories are made based on the age and estimated net realizable value of inventories. The assessment of the provision involves management judgment and estimates associated with expected disposition of the inventory. Refer to Note 7 of the Company’s Financial Statements for information regarding inventories and write-downs of inventories.
Allowance for doubtful accounts and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments. The Company’s allowance for expected credit loss reflects expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 24 of the Company’s Financial Statements for more information regarding the allowance for doubtful accounts and the related credit risks.
Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.
The Company's provisions include environmental and restoration obligations, termination benefits and other and litigation provisions. Refer to Note 16 of the Company’s Financial Statements for more information regarding provisions.
Share-based compensation
The estimation of share-based compensation fair value and expense requires the selection of an appropriate pricing model.
The model used by the Company for stock options and SAR awards is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.
The model used by the Company for PSU awards subject to a market performance condition is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares as well as those of a peer group and the risk-free interest rate commensurate with the term of the awards. For PSU awards subject to a non-market performance condition, management estimates the expected achievement of performance criteria using long-range forecasting models.
Refer to Note 18 of the Company’s Financial Statements for more information regarding share-based compensation expense.

Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 19 of the Company’s Financial Statements for more information regarding business acquisitions.
New Standards adopted as of January 1, 2019
IFRS 16 - Leases ("IFRS 16"), which replaced International Accounting Standards ("IAS") 17 - Leases ("IAS 17") along with three Interpretations (IFRIC 4 ‘Determining whether an Arrangement contains a Lease’ ("IFRIC 4"), SIC 15 ‘Operating Leases-Incentives’ and SIC 27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’), introduced a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. IFRS 16 became effective for annual reporting periods beginning on or after January 1, 2019. The new standard has been applied using the modified retrospective approach and as a result, prior periods have not been restated. The Company has made use of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease and the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to apply to those leases entered or modified before January 1, 2019 ("the date of initial application"). For those leases previously classified as finance leases, the right-of-use asset and lease liability are measured at the date of initial application at the same amounts as under IAS 17 immediately before the date of initial application. The Company has applied recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items. Furthermore, the Company has used certain relevant practical expedients available under the modified retrospective approach. Specifically, these include (i) applying a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) relying on the assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review, (iii) excluding leases for which the lease term ends within twelve months of the date of initial application, (iv) excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application, and (v) using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease. The Company has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of initial application.

The adoption of this new guidance resulted in changes to the balance sheet as of January 1, 2019, including (i) recognition of $31.1 million in right-of-use assets included in property, plant and equipment, (ii) the recognition of $31.5 million in lease liabilities included in borrowings and lease liabilities, current and non-current, (iii) decrease of $0.1 million in accounts payable and accrued liabilities and (iv) decrease of $0.3 million in other liabilities. In addition, adjusted EBITDA for the year ended December 31, 2019 included the favourable impact of operating lease payments totalling $7.1 million that were capitalized in accordance with the new guidance.

Other pronouncements and amendments
In the current year, the Company has applied a number of other amendments to IFRS and Interpretations issued by the IASB that are effective for annual periods beginning on or after January 1, 2019. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.
New Standards and Interpretations Issued but Not Yet Effective
As of the date of authorization of the Company’s Financial Statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:
On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework is effective on January 1, 2020. The revised Conceptual Framework does not constitute a substantial revision from the previously effective guidance but does provide additional guidance on topics not previously covered such as presentation and disclosure, revised definitions of an asset and a liability, as well as new guidance on measurement and derecognition. The adoption of the revised Conceptual Framework is not expected to have a material impact on the consolidated financial statements.

On September 26, 2019, the IASB published Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based is not altered as a result of interest rate benchmark reform. The amendments are effective on January 1, 2020. Management has completed its analysis of the guidance and does not expect it to materially impact the Company’s consolidated financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.
Internal Control Over Financial Reporting
In accordance with the Canadian Securities Administrators National Instrument 52-109, "Certification of Disclosure in Issuers’ Annual and Interim Filings" ("NI 52-109"), the Company has filed interim certificates signed by the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.
The Company maintains disclosure controls and proceduers that are designed to ensure that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation and that such information is accumulated and communicated to the Company's management including the CEO and CFO as appropriate to allow timely decision regarding required disclosure. The Company has also established internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements.
Management, under the supervision of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as well as the effectiveness of the Company's internal control over financial reporting. The CEO and CFO have concluded that the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2019 were effective.
There have been no changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Additional Information
Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2018, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements
Certain statements and information included in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future transactions, acquisitions and partnerships, the expected financial performance and benefits of acquisitions, including the Cantech, Polyair, Maiweave and Nortech transactions, the expansion of operational synergies gained from the Cantech, Polyair and Maiweave acquisitions, the expected cost savings and synergies, including total annual synergies, annualized run-rate synergies and operational cost synergies, from the Cantech, Polyair and Maiweave acquisitions, partnerships, sales and financial results, inventory, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, share repurchases, capital and other significant expenditures, working capital requirements, manufacturing facility closures and restructurings, and related cost savings, the Company's production at its greenfield manufacturing facilities, pension plan contribution requirements and administration expenses, liquidity, selling prices, fluctuations in costs, the impacts of new accounting standards, including the impact of new accounting guidance for leases, contractual commitments, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy, including as a result of the impact of COVID-19; tax and regulatory environments, the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the impact of selling prices; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company’s acquisitions and partnerships; the Company's ability to integrate and realize synergies from acquisitions; the anticipated benefits from the Company’s capital expenditures; the quality of, and market reception for, the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve product quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s 2018 Credit Facility; the flexibility to allocate capital after the Senior Unsecured Notes offering; changes to accounting rules and standards; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3. Key Information - Risk Factors," "Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)" and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2018 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.